FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:
Ing. Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Lic. Paloma Grediaga (5255) 5272-9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

ICA ANNOUNCES SEVERAL DEVELOPMENTS

REGARDING ITS SUBSIDIARY GACN

Mexico City, November 8, 2006—Empresas ICA, S.A.B. de C.V. (BMV & NYSE: ICA) announced today several developments regarding its subsidiary Grupo Aeroportuario del Centro Norte, S.A. de C.V. (“GACN”), also commonly known as OMA.

Correction to ICA’s Third Quarter 2006 Results

ICA is making a correction in the discussion of the segment results in the earnings report issued on October 27, 2006. The corrected information is as follows.

Revenues of the Airports sub-segment, which includes the operations of GACN, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 408 million. During the third quarter of 2006, the number of terminal passengers reached 2.9 million, an increase of 8 percent over the prior year period.

Regulated Airports revenues during the third quarter of 2006 were Ps. 331 million, or 81 percent of the total. Non-regulated revenues were Ps. 77 million, or 19 percent of the total.

The correction does not affect ICA’s consolidated results as reported, or the supplemental segment results tables. All other operating and financial information in the discussion of the Airports sub-segment is unchanged.

Additional equity interest in GACN

ICA announced that its subsidiary Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (“SETA”) recently exercised an option to purchase series B shares representing 2 percent of the capital stock of GACN. As a result of the exercise of this option, ICA now indirectly controls shares representing 47.72 percent of GACN’s capital stock.

ICA’s indirect ownership in GACN is comprised of (i) series B shares representing 35.28 percent of GACN’s capital stock, which are owned by ICA’s wholly-owned subsidiary Aeroinvest, S.A. de C.V. (“Aeroinvest”), (ii) series B shares owned by ICA’s subsidiary SETA representing 2.0 percent of GACN’s capital stock, and (iii) series BB shares owned by SETA representing 14.7 percent of GACN’s capital stock. ICA owns 74.5

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PRESS RELEASE

percent of SETA’s capital stock, through Aeroinvest, and Aeroports de Paris Management owns the remaining 25.5 percent of SETA.

Rights and obligations regarding Assigned Series B Shares of GACN

ICA also announced that its subsidiaries Aeroinvest and SETA have entered into an agreement with Nacional Financiera, S.N.C. (“Nafin”), the Mexican government development bank, addressing Aeroinvest’s rights and obligations regarding the series B shares now representing 35.28 percent of GACN’s capital stock (the “Assigned Series B Shares”). Aeroinvest acquired these shares in December 2005 following SETA’s assignment to Aeroinvest of an option originally granted to SETA under the participation agreement among SETA, GACN, and Nafin dated June 14, 2000.

Under the participation agreement, SETA would have been required to deposit the Assigned Series B Shares in a voting trust or sell them in a public offering under certain other conditions. By virtue of SETA's assignment of this option to Aeroinvest and Aeroinvest's subsequent exercise of the option, Aeroinvest was required to assume this obligation. Aeroinvest, SETA, and Nafin have entered into an agreement providing that Aeroinvest will be obligated to deposit the Series B shares in a voting trust if it has not sold them by December 2010 and certain other conditions have occurred. The parties agreed to determine at a later date the conditions under which Aeroinvest would be obligated to either sell the Series B shares or deposit such shares into a voting trust. This agreement also specifies the terms of the voting trust, providing that shares held in the voting trust will be voted in the same manner as a majority of GACN's shares are voted at each shareholders' meeting, except that Aeroinvest will retain voting rights with respect to matters that would give rise to minority shareholder rights under Mexican law. Among other rights afforded under this voting trust, Aeroinvest will be entitled to (i) designate one director for each 10 percent of GACN's capital stock it owns, and (ii) vote with respect to the approval of payment of dividends and GACN's financial statements for such purposes. Aeroinvest is entitled to receive all proceeds from the sale of shares held in this voting trust.

ICA expects that the arrangements related to the voting trust will not affect ICA's control over a majority of the Board of Directors, and consequently do not affect ICA's consolidation of GACN's financial statements.

Rights of Series BB Shareholders

In addition, ICA noted certain rights that its subsidiary SETA has as the holder of GACN’s series BB shares.

SETA has the right to present to the board of directors of GACN the name or names of the candidates for appointment as chief executive officer, to appoint and remove half of the executive officers, which currently include the chief financial officer, the chief operating officer, and the commercial director, and to elect three members of GACN’s board of directors. SETA (as holder of the series BB shares) also has the right pursuant to GACN’s bylaws to veto certain actions requiring approval of the stockholders (including the payment of dividends, the amendment of bylaws, and the amendment of

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PRESS RELEASE

its right to appoint certain members of senior management). In addition, any matter requiring board approval under GACN’s bylaws will require the approval of a majority of the directors appointed by the series BB shareholders. In the event of the termination of the technical assistance agreement between SETA and GACN, the series BB shares would be converted into series B shares, resulting in the termination of all of SETA’s special rights. If at any time before June 14, 2015 SETA were to hold less than 7.65 percent of GACN’s capital stock in the form of series BB shares, it would lose its veto rights (but its other special rights would be unaffected). If at any time after June 14, 2015 SETA were to hold less than 7.65 percent of GACN’s capital stock in the form of series BB shares, such shares must be converted into series B shares, which would cause SETA to lose all of its special rights. As long as SETA retains at least 7.65 percent of GACN’s capital stock in the form of series BB shares, whether before or after June 14, 2015, all of its special rights will remain in place. Pursuant to GACN’s bylaws, the technical assistance agreement, and the participation agreement, SETA is required to retain at least 51 percent of its series BB shares until June 14, 2007, after which it is entitled to transfer up to one eighth of such 51 percent during each year thereafter.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance